Filed by Harmony Gold Mining Company Limited

Pursuant to Rule 165 and Rule 425 under the United States Securities Act of 1933, as amended

Subject Company: Gold Fields Limited

Commission File No. 333-119880

Date: November 2, 2004

HARMONY GOLD MINING COMPANY LIMITED

First Floor 4 The High Street	Suite No 1 Private Bag X1	T +27 11 684 0140	NYSE trading symbol HMY
Melrose Arch Melrose North	Melrose Arch 2076	F +27 11 684 0188	JSE trading symbol HAR
2196 Johannesburg	Johannesburg South Africa	W www.harmony.co.za

OPEN LETTER TO IAN COCKERILL

2 November 2004

Dear Ian,

I write to call on your stated commitment to shareholders, the mining industry and the economy of South Africa and suggest we work together to find a more friendly resolution to the current situation.

I am sure you are hearing from our respective shareholders, as we are, that they will approve all of the resolutions at our general meeting on 12 November and will probably vote down the IAMGold transaction at whatever date you end up setting for your general meeting. Hence, it serves no purpose to create deeper divisions among our stakeholders, particularly between our employees.

It is now two weeks since we made legitimate and value-enhancing offers to your shareholders, at a substantial premium.

By applying the techniques of the Harmony Way to the Gold Fields’ mines, as we have in the past, we will extract value for all shareholders, for all employees and for the country. We have stated that we will find at least R1 billion in cost savings. You yourself have recently promised savings as high as R700 million. Together, with Harmony’s proven methodology and the skills and experience of the Gold Fields’ employees, we can surprise everyone by transforming the South African mining industry and building a true national champion for South Africa.

The South African government’s policy continues to be conducive to achieve this ambition. This was evident in their announcement last week further relaxing foreign exchange controls, which will enable us to deploy capital effectively overseas. Our critical mass and scale will make us a ‘must-have’ share for gold portfolios and tracker funds, which will enable us to lower our cost of capital so as to exploit opportunities wherever based. The combined company would become a global benchmark for the industry.

Therefore, on behalf of our mutual constituencies, I appeal to you to work with me to find an amicable way to put our two companies together. I hope you can re-evaluate our sincere offer in the spirit in which they were made, keeping the best interests of shareholders, our country, the morale of our employees and the stability of our industry in mind.

Directors:	P T Motsepe (Chairman), Z B Swanepoel (Chief Executive), F Abbott, F Dippenaar, V N Fakude, T S A Grobicki, W M Gule, D S Lushaba, R P Menell, M J Motloba, Dr M Z Nkosi,
M F Pleming, N Qangule, C M L Savage
Secretary:	M P van der Walt

HARMONY GOLD MINING COMPANY LIMITED REGISTRATION NUMBER 1950/038232/06

A battle enriching lawyers, disenfranchising shareholders, distressing employees and focusing on the negative is both unproductive and undesirable for all affected.

Yours sincerely,

Bernard

In connection with the proposed acquisition of Gold Fields, Harmony has filed a registration statement on Form F-4, which includes a preliminary prospectus and related exchange offer materials, to register the Harmony ordinary shares (including Harmony ordinary shares represented by Harmony American Depositary Shares (“ADSs”)) to be issued in exchange for Gold Fields ordinary shares held by Gold Fields shareholders located in the United States and for Gold Fields ADSs held by Gold Fields shareholders wherever located, as well as a Statement on Schedule TO. Investors and holders of Gold Fields securities are strongly advised to read the registration statement and the preliminary prospectus, the related exchange offer materials and the final prospectus (when available), the Statement on Schedule TO and any other relevant documents filed with the Securities and Exchange Commission (“SEC”), as well as any amendments and supplements to those documents, because they will contain important information. Investors and holders of Gold Fields securities may obtain free copies of the registration statement, the preliminary and final prospectus (when available), related exchange offer materials and the Statement on Schedule TO, as well as other relevant documents filed or to be filed with the SEC, at the SEC’s web site at www.sec.gov. The preliminary prospectus and other transaction-related documents may be obtained for free from MacKenzie Partners, Inc., the information agent for the U.S. offer, at the following address: 105 Madison Avenue, New York, New York 10016; telephone 1 (212) 929 5500 (call collect) or 1 (800) 322 2885 (toll-free call); e-mail proxy@mackenziepartners.com.

This communication is for information purposes only. It shall not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Gold Fields or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Harmony, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. The solicitation of offers to buy Gold Fields ordinary shares (including Gold Fields ordinary shares represented by Gold Fields ADSs) in the United States will only be made pursuant to a prospectus and related offer materials that Harmony has sent to holders of Gold Fields securities. The Harmony ordinary shares (including Harmony ordinary shares represented by Harmony ADSs) may not be sold, nor may offers to buy be accepted, in the United States prior to the time the registration statement becomes effective. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended.

Statements in this communication include “forward-looking statements” that express or imply expectations of future events or results. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,”

“believes,” “intends,” “estimates” and similar expressions. All forward-looking statements involve a number of risks, uncertainties and other factors, and Harmony cannot give assurances that such statements will prove to be correct. Risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements include, without limitation, the satisfaction of closing conditions, the acceptance or rejection of any agreement by regulators, delays in the regulatory processes, changes in the economic or political situation in South Africa, the European Union, the United States of America and/or any other relevant jurisdiction, changes in the gold industry within any such country or area or worldwide and the performance of (and cost savings realised by) Harmony. Although Harmony’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Gold Fields securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Harmony, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC made by Harmony and Gold Fields, including those listed under “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” in the preliminary prospectus included in the registration statement on Form F-4 that Harmony filed with the SEC. Harmony does not undertake any obligation to update any forward-looking information or statements. You may obtain a free copy of the registration statement and preliminary and final prospectus (when available) and other public documents filed with the SEC in the manner described above.

The directors of Harmony accept responsibility for the information contained in this letter. To the best of the knowledge and belief of the directors of Harmony (who have taken all reasonable care to ensure that such is the case), the information contained in this letter is in accordance with the facts and does not omit anything likely to affect the import of such information.

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